Exhibit 10.3

Christopher Curia Senior Vice President Human Resources 800 E. Sonterra Blvd., Suite 400 San Antonio, Texas 78258-3941 (210) 403-7331

October 4, 2012

Michael J. Hennigan

c/o Sunoco Partners, L.P.

1818 Market Street

Philadelphia, PA 19103

Dear Mike:

As you know, the merger (the “Merger”) contemplated pursuant to the Agreement and Plan of Merger, dated as of April 29, 2012, as amended, by and among Energy Transfer Partners, L.P. (“Energy Transfer”), Sam Acquisition Corporation, Energy Transfer Partners GP, L.P., Sunoco, Inc. (“Sunoco”), and, for certain limited purposes set forth therein, Energy Transfer Equity, L.P. is expected to be completed on or before November 1, 2012 (the “Closing Date”). Sunoco will become a wholly owned indirect subsidiary of Energy Transfer upon the completion of the Merger. On the Closing Date, an affiliate of Energy Transfer will become the general partner of Sunoco Partners LLC (“SXL”). In connection with the Merger, Energy Transfer would like to offer you the opportunity to continue your employment as a member of the Energy Transfer family of companies as President and Chief Executive Officer of SXL. In this capacity, you will report to the Board of Directors of SXL.

In the event that you wish to accept this offer, the key elements of your employment are summarized below:

1.	Your salary will be $21,153.85 per pay period, $550,000 on an annual basis.

2.	As a regular, full-time employee of the Energy Transfer family of companies, in 2012, you will be eligible to participate in the Energy Transfer Bonus Plan, which may be amended from time to time (“Bonus Plan”). Your current bonus target will be 100% of annual base salary. Your 2012 bonus will be net of the amount you receive under the Sunoco Partners LLC Annual Incentive Plan for 2012. Bonus targets and bonus payments under the Bonus Plan will be discretionary, and generally will be based upon performance compared to stated objectives and certain other factors as may be determined from time to time.

3.	You hereby voluntarily and knowingly agree that Section 1.20 of the Sunoco Partners LLC Special Executive Severance Plan (the “SXL SESP”) shall be amended with respect to your right to receive benefits under the SXL SESP as follows:

(i)	Section 1.20(b) shall be amended to provide:

“(b) a termination of employment by the Participant that occurs from and after the Closing Date for one or more of the following reasons:

(1) a change in the Participant’s job title; or

(2) a reduction by the Company in the Participant’s annual salary as provided in Section 1 of the Offer Letter, or bonus target, as provided in Section 2 of this Offer Letter; or

(3) a reduction in the value of the Participant’s bonus and equity compensation opportunities in the aggregate as provided in the Offer Letter; provided, however, that in the case of any such termination of employment by the Participant under this subparagraph (b), such termination shall not be deemed to be a Qualifying Termination unless the termination occurs within 120 days after the occurrence of the event or events constituting the reason for the termination; or”

(ii)	The final paragraph of Section 1.20 shall be amended to provide:

“A Participant’s mental or physical incapacity following the occurrence of an event described in (b) above shall not affect the Participant’s ability to have a Qualifying Termination. As used in this Section 1.20, a “termination of employment” means a separation from service as defined in Code Section 409A and the regulations issued thereunder. As used in this Section 1.20, “Closing Date” means the date of the consummation of the merger contemplated pursuant to the Agreement and Plan of Merger, dated as of April 29, 2012, as amended, by and among Energy Transfer Partners, L.P. (“Energy Transfer”), Sam Acquisition Corporation, Energy Transfer Partners GP, L.P., Sunoco, Inc., and, for certain limited purposes set forth therein, Energy Transfer Equity, L.P., which is expected to be completed on or before November 1, 2012. As used in this Section 1.20, “Offer Letter” means the Participant’s offer letter dated October 4, 2012 with Energy Transfer.”

(iii)	Section 3.1(c) shall be amended to provide:

“(c) $3,026,793.”

The foregoing amendment shall be binding on you, your descendants, ancestors, dependents, heirs, executors, administrators, assigns and successors. In addition, you will have the right to receive payments and benefits under the SXL SESP if your employment is terminated by SXL by reason of your death or Disability (as defined in the SXL SESP) after the Closing Date and before the Initial Vesting Date (as defined in Section 4, below).

In the event of a change in control (as defined in Section 1.409A-3(i)(5) of the Treasury Regulations) of SXL after the Closing Date and before the Initial Vesting Date (as defined in Section 4, below), to the extent that you have not already received your payments and benefits under the SXL SESP by the Initial Vesting Date, all such payments and benefits shall be paid to you on the Initial Vesting Date.

Except as provided in this Section 3, you agree to waive all rights to payments and benefits (x) under the SXL SESP that would be attributable to a change in control occurring after the Closing Date, (y) under the Sunoco Partners LLC Executive Involuntary Severance Plan, and (z) the Sunoco Partners LLC Involuntary Termination Plan.

4.	Upon commencement of your employment with the Energy Transfer family of companies following the Closing Date, you will receive an award of 90,000 restricted units of SXL (the “Restricted Unit Award”), which will be issued under the Sunoco Partners LLC Long-Term Incentive Plan (the “SXL LTIP”). The Restricted Unit Award is subject to the terms of the official unit award letter evidencing such grant. The Restricted Unit Award will be effective December 5, 2012 and will vest (and be distributed) based on your continued employment with the Energy Transfer family of companies over the following schedule:

Date	Vested Percentage
First day following the two-year anniversary of the Closing Date (the “Initial Vesting Date”)	40%
December 5, 2015	60%
December 5, 2016	80%
December 5, 2017	100%

5.	The Restricted Unit Award will entitle you to receive a quarterly cash distribution on the unvested portion of the common units subject to the Unit Award in an amount equal to the cash distribution per common unit made by SXL on its issued and outstanding units each quarter. Notwithstanding the foregoing, any such cash distributions payable on the unvested common units subject to the Restricted Unit Award prior to the Initial Vesting Date shall not be so paid and instead shall be accumulated in an account on your behalf in the ETP Plan (as defined in Section 7, below) and held in the Energy Transfer Rabbi Trust (as defined in Section 8, below), and such account shall be paid to you on the Initial Vesting Date.

In the event of (i) a change in control (as defined in Section 1.409A-3(i)(5) of the Treasury Regulations) of SXL, (ii) a termination of your employment by SXL (directly or through action by Energy Transfer or any of its affiliates) without cause, (iii) your death, or (iv) your Disability (as defined in Section 1.409A-3(i)(4) of the Treasury Regulations), in each case after the Initial Vesting Date and while you are employed by the Energy Transfer family of companies, all restricted units subject to the Restricted Unit Award shall be immediately 100% vested. In addition, to the extent that you elect to terminate your employment with the Energy Transfer family of companies at any time after the three-year anniversary of the Closing Date, all restricted units subject to the Restricted Unit Award shall be immediately 100% vested.

6.	Effective on the second day prior to the Closing Date (the “Waiver Date”) and except as provided in Section 9, you hereby unconditionally and irrevocably waive any and all existing and future rights to the benefits and payments that you may be entitled to receive, and any change in control pension improvements, under the following plans (the “Sunoco Non-Account Balance Plans”):

•	Sunoco, Inc. Executive Retirement Plan; and

•	Sunoco, Inc. Pension Restoration Plan.

You acknowledge that, as a result of your waiver in this Section 6, Sunoco is not required to fund the rabbi trust (the “Sunoco Rabbi Trust”) established pursuant to the Deferred Compensation and Benefits Trust Agreement by and among Sunoco, The Bank of New York Mellon (f/k/a Mellon Trust of New England, N.A.) and Towers Watson Pennsylvania Inc. (f/k/a Towers, Perrin, Forster & Crosby, Inc.), as amended (the “Sunoco Rabbi Trust Agreement”) with respect to any benefits on your behalf under the Sunoco Non-Account Balance Plans. For purposes of clarity, Sunoco remains obligated to fund the Sunoco Rabbi Trust on your behalf with respect to any other plans referenced in the Sunoco Rabbi Trust Agreement.

7.	On the Waiver Date, ETP shall credit an amount equal to the present value of your accrued benefits, excluding any change in control pension improvements, under the Sunoco Non-Account Balance Plans (the “Converted Benefit”) to an account established in your name and for your benefit under the Energy Transfer Partners Deferred Compensation Plan for Former Sunoco Executives (the “ETP Plan”). The Converted Benefit shall equal $2,789,413. The ETP Plan shall provide that (i) as of the Closing Date, you will be 100% vested in the Converted Benefit and any investment earnings attributable thereto; (ii) you will accrue interest and earnings in the ETP Plan account to which your Converted Benefit is credited commencing one week after the Closing Date; and (iii) the time and form of payment of your Converted Benefit and any investment earnings attributable thereto shall be the same as the time and form of payment of your accrued benefits under the Sunoco Non-Account Balance Plans so as to avoid a violation of Section 409A of the Internal Revenue Code of 1986, as amended. The crediting of your account under the ETP Plan shall be in full satisfaction of your rights under the Sunoco Non-Account Balance Plans.

8.	On or prior to the Waiver Date, Energy Transfer shall contribute an amount to a rabbi trust established by Energy Transfer (the “Energy Transfer Rabbi Trust”) which is equal to the value of the Converted Benefit.

9.	In the event that the Merger is not consummated by November 1,2012, the parties shall be restored to their respective positions prior to this offer letter. Accordingly, in such an event, (a) your waiver described in Section 6 is automatically revoked, and your pre-Merger benefits in the Sunoco Non-Account Balance Plans will be restored, (b) your benefit under the ETP Plan, as described in Section 7, is automatically forfeited, and (c) Energy Transfer shall be entitled to recover any amounts contributed on your behalf to the Energy Transfer Rabbi Trust under Section 8.

10.	In addition to the initial Restricted Unit Award described in Section 4, you will be eligible to participate, on a discretionary basis, in the SXL LTIP which allows for the grant of subsequent awards having such terms as determined by the Compensation Committee of the Board of SXL. As President and Chief Executive Officer of SXL, you would be eligible annually to receive annual unit awards with a value equal to 200% to 300% of your annual salary provided, however, that the Board of Directors of SXL may decide, in its discretion, to provide a higher number (such awards are subject to a five year graded vesting period). As noted above, awards under the SXL LTIP are discretionary.

11.	Upon your termination of employment with the Energy Transfer family of companies, you will be eligible for retiree medical benefits under the Sunoco, Inc. Retiree Medical Program, subject to all of the terms and conditions of that Program.

12.	You will have the opportunity to participate in the employee benefit plans, including nonqualified deferred compensation, retirement, health and other welfare benefit plans, offered to similarly situated executives of Energy Transfer.

13.	You will receive the same paid holidays as offered to similarly situated executives of Energy Transfer based on Energy Transfer’s Holiday Policy.

14.	Vacation eligibility for the remainder of 2012 shall be the same as the vacation to which you were entitled as an SXL employee prior to the completion of the Merger. You are able to use this vacation anytime during the calendar year; however, no more than 40 hours may be carried over to future years.

15.	Starting in 2013, your current vacation eligibility will be grandfathered; however, any increase in vacation eligibility will be subject to Energy Transfer’s vacation policy. You will be given a Policy Manual that outlines Energy Transfer’s policies and procedures, including the applicable vacation policy.

In consideration this offer, please take note of and consider the following:

•

Energy Transfer has a binding arbitration policy for its family of companies, that requires SXL and each employee to arbitrate any and all disputes between SXL and an employee, arising out of or in any way related to an employee’s employment with SXL or termination of employment with SXL. Upon your acceptance of this offer, you will be given a copy of the binding arbitration policy and be required to provide written acknowledgement of receipt of this policy.

•

The employment relationship between you and the Energy Transfer family of companies shall be at-will. That means that either you or Energy Transfer may terminate your employment relationship at any time with or without notice, with or without cause, and for any reason or for no reason. Statements in this offer letter or other documents do not constitute or imply an employment contract and should not be relied upon by employees under any circumstances as altering or superseding the “at will” employment policy. The terms and conditions stated above constitute the entire offer of employment. Any promises, conditions, perquisites, or statements made prior to this offer and not expressly stated within this offer of employment should not be considered binding upon Energy Transfer or any of its affiliated companies.

•

This offer letter highlights the benefit plans currently offered to SXL employees, but does not contain all of the details. The terms of the plan documents govern the specifics of the plans and are available to you upon request. Energy Transfer or its affiliate) reserves the right to amend, modify, suspend or terminate any of the benefit plans at any time. Additionally, certain factors may impact your eligibility to participate in certain compensation and benefits plans. These factors include, but are not limited to your compensation, position, beginning date of employment, hours worked, and prior or continued participation in another employer’s plans.

•

While you are employed with the Energy Transfer group of companies, you agree not to participate directly or indirectly in any endeavor that is similar or competitive to the business or activity of Energy Transfer or its subsidiaries or affiliates, whether as a principal, consultant, advisor, officer or any similar capacity, unless specifically approved by Energy Transfer.

Before accepting this offer of employment, you should consider its terms and conditions carefully. Energy Transfer encourages you to visit with your family, financial advisor, attorney, and/or anyone else you may deem appropriate in making a decision.

If you decide to accept this offer of continued employment, please sign and date (i) two copies of this offer letter, and return these two (2) original hard copies to Christopher Curia at 800 E. Sonterra Blvd., Suite 100, San Antonio, Texas 78258 or facsimile at 210-403-7531 on the Closing Date.

Sincerely,

/s/ Christopher R. Curia
Christopher R. Curia
SVP—Human Resources

CONTINUED EMPLOYMENT ACCEPTANCE STATEMENT

I, Michael J. Hennigan, do hereby accept this offer of continued employment and acknowledge that I have read the above described offer letter.

I further certify that I have not signed an agreement of confidentiality, covenant not to compete, nor any other type of agreement with restrictive covenants of any kind or nature with any of my employers, past or present, or any third parties, that would restrict, prevent, or otherwise preclude my employment with the Energy Transfer family of companies.

/s/ Michael J. Hennigan	10-4-2012
MICHAEL J. HENNIGAN	DATE